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QuarterlyReport to Shareholders

TransCanada Reports Strong Second Quarter 2015 Financial Results
Remains Committed to 8-10 Per Cent Dividend Growth Through 2017

CALGARY, Alberta – July 31, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for second quarter 2015 of $429 million or $0.60 per share compared to $416 million or $0.59 per share for the same period in 2014. Comparable earnings for second quarter 2015 were $397 million or $0.56 per share compared to $332 million or $0.47 per share for the same period last year. TransCanada’s Board of Directors also declared a quarterly dividend of $0.52 per common share for the quarter ending September 30, 2015, equivalent to $2.08 per common share on an annualized basis.

"Our three core businesses produced another solid quarter of financial results demonstrating the resiliency of our high-quality asset base in challenging market conditions," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings and funds generated from operations increased 20 and 16 per cent, respectively, compared to the same period last year highlighting the strong foundation that will allow us to continue to grow the dividend at an annual rate of eight to ten per cent through 2017 and fund our industry-leading $46 billion capital program."
Over the past several months, we advanced key components of our growth plans which included more than $13 billion in proposed natural gas pipeline projects to support the emerging liquefied natural gas (LNG) industry on the British Columbia (B.C.) Coast. Our Prince Rupert Gas Transmission (PRGT) project reached an important milestone with a positive Final Investment Decision (FID), subject to two conditions, from Pacific NorthWest LNG (PNW LNG). We also received the majority of the facilities permits for both our PRGT and Coastal GasLink projects which positions us to be ready to commence construction, pending a FID from the respective project sponsors. PRGT and Coastal GasLink also continued their engagement with Aboriginal groups along the pipeline routes and signed several project agreements with First Nation communities.

We also continue to advance the balance of our $46 billion portfolio of commercially secured projects as well as numerous other growth initiatives. These projects are expected to result in significant growth in earnings, cash flow and dividends through the end of the decade. With our high-quality asset base and financial strength, we remain well positioned to create long-term shareholder value throughout various market conditions.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Second quarter financial results
◦Net income attributable to common shares of $429 million or $0.60 per share
◦Comparable earnings of $397 million or $0.56 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.4 billion
◦Funds generated from operations of $1.1 billion
•Declared a quarterly dividend of $0.52 per common share for the quarter ending September 30, 2015

•	PRGT reached a significant milestone when PNW LNG announced a positive FID, subject to two conditions, for their proposed liquefaction and export facility on the West Coast of B.C.

•	Received a majority of the pipeline and facilities permits for PRGT and Coastal GasLink

•	Received regulatory approval for the $1.7 billion North Montney Mainline project

•	Continued to advance our master limited partnership strategy with the drop down of the remaining 30 per cent interest in Gas Transmission Northwest LLC (GTN) for US$457 million

•	Completed over $1.5 billion of financing with the issuance of junior subordinated and medium-term notes

Net income attributable to common shares increased by $13 million to $429 million or $0.60 per share for the three months ended June 30, 2015 compared to the same period last year. Second quarter 2015 included a $34 million income tax expense adjustment due to an increase in the Alberta corporate income tax rate and an

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$8 million after-tax restructuring charge related to changes to our major projects group. Second quarter 2014 included a $99 million after-tax gain from the sale of Cancarb and a $31 million after-tax loss from the termination of a natural gas storage contract. Both periods included unrealized gains and losses from changes in risk management activities. All of these specific items are excluded from comparable earnings.

Comparable earnings for second quarter 2015 were $397 million or $0.56 per share compared to $332 million or $0.47 per share for the same period in 2014. Higher earnings from the Canadian Mainline, NGTL System, Keystone, Bruce Power and Eastern Power were partially offset by lower contributions from U.S. Power and Western Power.

Notable recent developments in Natural Gas Pipelines, Liquids Pipelines, Energy and Corporate include:

Natural Gas Pipelines:

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NGTL System Expansions: The NGTL System has approximately $6.8 billion of new supply and demand facilities currently under development. In second quarter 2015, we continued to advance several of these capital expansion projects and plan to file additional facilities applications for this program through the remainder of 2015. We have received additional requests for firm receipt service that we anticipate will increase the overall capital spend on the NGTL System beyond the previously announced program and continue to work with our customers to best match their requirements for 2016, 2017 and 2018 in-service dates.

On April 15, 2015, the National Energy Board (NEB) issued its report recommending the federal government approve the NGTL System's $1.7 billion North Montney Mainline project which will provide substantial new capacity on the NGTL System to meet the transportation requirements associated with rapidly increasing development of natural gas resources in the Montney supply basin in northeastern B.C. The project will connect Montney and other Western Canada Sedimentary Basin supply to both existing and new natural gas markets, notably emerging markets for LNG.

The North Montney Mainline project will consist of two large diameter, 42-inch pipeline sections, Aitken Creek and Kahta, totaling approximately 301 kilometres (km) (187 miles) in length, and associated metering facilities, valve sites and compression facilities. The project will also include an interconnection with our proposed PRGT project to provide natural gas supply to the proposed PNW LNG liquefaction and export facility near Prince Rupert, B.C. NGTL currently expects to have the Aitken Creek Section in service in late 2016, and the Kahta Section in service in 2017.

The Federal Government approved the recommendations of the report from the NEB, and on June 11, 2015, the NEB issued a Certificate of Public Convenience and Necessity to proceed with the project, subject to certain terms and conditions. Under one of these conditions, construction on the North Montney Mainline Project can only begin after a confirmation of FID has been made on the proposed PNW LNG project and we are proceeding with construction on PRGT.

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Canadian Mainline: On March 31, 2015, we submitted a compliance toll filing in response to direction from the NEB’s RH-001-2014 Decision issued in November 2014. On June 12, 2015, the NEB approved the applied-for compliance tolls, as filed. These final tolls became effective on July 1, 2015 which allowed, among other things, the recording of incentive earnings as approved by the NEB.

On June 2, 2015, the NEB approved construction of the King’s North Connection project to expand gas transmission capacity in the greater Toronto area and provide shippers with the flexibility to source growing supplies of Marcellus gas from the U.S. Northeast. The project is expected to cost approximately $220 million and is anticipated to be in-service by third quarter 2016.

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PRGT: In second quarter 2015, we received six of the eleven pipeline and facilities permits from the B.C. Oil and Gas Commission (BC OGC) needed to build and operate PRGT. We anticipate decisions on the remaining BC OGC permits in third quarter 2015. PRGT is a 900 km (559 mile) natural gas pipeline that will deliver gas from the North Montney producing region near Fort St. John, B.C. at an interconnect on the NGTL System to the proposed PNW LNG facility near Prince Rupert, B.C.

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We continued our engagement with Aboriginal groups along the pipeline route and during the quarter announced the signing of project agreements with Gitanyow First Nation, Kitselas First Nation, Lake Babine Nation, Doig River First Nation, Halfway River First Nation and Yekooche First Nation.

On June 11, 2015, PNW LNG announced a positive FID for the proposed liquefaction and export facility, subject to two conditions. The first condition is approval by the Legislative Assembly of B.C. of a Project Development Agreement between PNW LNG and the Province of B.C. This condition was satisfied in mid-July 2015. The second condition is a positive regulatory decision on PNW LNG’s environmental assessment by the Government of Canada.

Subject to successful completion of the regulatory process for PRGT, we remain on target to begin construction following confirmation of a FID by PNW LNG. The in-service date for PRGT is estimated to be 2020 but will be aligned with PNW LNG’s liquefaction facility timeline.

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Coastal GasLink: We have received eight of ten pipeline and facilities permits from the BC OGC and anticipate receiving the remaining two permits in third quarter 2015. We are continuing our engagement with Aboriginal groups along the pipeline route and on June 29, 2015 we announced the signing of project agreements with Wet’suwet’en First Nation, Skin Tyee Nation, Nee-Tahi-Buhn Band, Yekooche First Nation, Doig River First Nation and Halfway River First Nation, all of northern B.C.

Coastal GasLink is a 670 km (416 mile) natural gas pipeline that will deliver gas from the Montney producing region at an expected interconnect on the NGTL System near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C. The project is subject to regulatory approvals and a positive FID.

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GTN Drop Down: On April 1, 2015, we closed the sale of our remaining 30 per cent interest in GTN to our master limited partnership, TC PipeLines, LP (the Partnership). The US$457 million sale, which included a US$11 million purchase price adjustment, was comprised of US$264 million in cash, the assumption of US$98 million in proportional GTN debt and the issuance of US$95 million of new Class B units to TransCanada. The Class B units entitle us to a cash distribution based on 30 per cent of GTN's annual cash distribution after certain thresholds are achieved, namely 100 per cent of distributions above US$20 million in the first five years and 25 per cent of distributions above US$20 million in subsequent years.

The drop down of the remaining interest in GTN is part of a systematic series of transactions to sell the remainder of TransCanada's U.S. natural gas pipeline assets to the Partnership to help us fund our capital program.

At June 30, 2015, we held a 28.2 per cent interest in the Partnership.

Liquids Pipelines:

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Energy East Pipeline: On April 2, 2015, we announced that the marine and associated tank terminal in Cacouna, Québec will not be built as a result of the recommended reclassification of beluga whales as an endangered species. We are currently evaluating other options and amendments to the project are expected to be submitted to the NEB in fourth quarter 2015. The NEB has continued to process the application in the interim.

The alteration to the project scope and further refinement of the project schedule is expected to result in an in-service date of 2020. The original $12 billion cost estimate is expected to increase due to further scope refinement as we consult with stakeholders and escalation of construction costs as the project schedule is refined.

Binding long-term contracts of approximately one million barrels per day (Bbl/d) for the 1.1 million Bbl/d pipeline have been secured and discussions with shippers continue.

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•
Keystone Pipeline System: In July 2015, the Keystone Pipeline System marked the safe delivery of the one billionth barrel of Canadian and U.S. crude oil and celebrated the five-year anniversary of the official start of oil deliveries for the 4,247 km (2,639 mile) cross-border pipeline from Hardisty, Alberta to markets in the American Midwest and in 2014 to the U.S. Gulf Coast.

Construction continues on the 77 km (48 mile) Houston Lateral pipeline and tank terminal which will extend the Keystone Pipeline System to Houston, Texas refineries. The terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are expected to be completed in fourth quarter 2015.
On April 14, 2015, we, along with Magellan Midstream Partners L.P. (Magellan), announced a joint development agreement to connect our Houston Terminal to Magellan's East Houston Terminal. We will own 50 per cent of this US$50 million pipeline project which will enhance connections to the Houston market for our Keystone Pipeline System. Subject to definitive agreements and receipt of necessary permits and approvals, the pipeline is expected to be operational in late 2016.

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Keystone XL: In January 2015, the Department of State (DOS) re-initiated the national interest review and requested the eight federal agencies with a role in the review to complete their consideration of whether Keystone XL serves the national interest. All of the agency comments were submitted.

On February 12, 2015, Nebraska county courts granted temporary injunctions that were negotiated between us and landowners’ counsel which prevent Keystone from proceeding with condemnation cases until the underlying constitutional litigation is resolved. A renewed challenge to the constitutionality of the statute under which the Governor approved the re-route in the state is pending in a Nebraska District Court.
On June 29, 2015, TransCanada sent a letter to the DOS with additional evidence demonstrating that Canada is taking strong steps toward managing carbon emissions.

The South Dakota Public Utility Commission has scheduled a hearing in third quarter 2015 on our request to certify our existing permit authority in that state.

The estimated capital cost for Keystone XL is expected to be approximately US$8.0 billion. As of June 30, 2015, we have invested US$2.4 billion in the project and have also capitalized interest in the amount of US$0.4 billion.

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Heartland Pipeline and TC Terminals: On May 7, 2015, the Alberta Energy Regulator issued a permit for construction of the Heartland Pipeline. The in-service date of the project will be aligned to meet market requirements for incremental capacity between the Heartland region near Edmonton, Alberta and Hardisty, Alberta.

Crude oil prices continue to remain low, prompting many producers to cut capital spending and delay oil sands projects in western Canada. In its 2015 Crude Oil Forecast, Markets and Transportation report, the Canadian Association of Petroleum Producers estimated Western Canada Sedimentary Basin crude oil production will continue to grow but at a slower pace than previously anticipated. Our liquids pipelines projects are supported by long-term contracts. However, with the slowing in growth of crude oil production, our intra-Alberta projects may experience a similar slowing pace of growth to align with customer requirements.
Energy:

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Alberta Greenhouse Gas (GHG) Emissions: On June 25, 2015, the Alberta government announced a renewal and change to the Specified Gas Emitters Regulations (SGER) in Alberta. Since 2007 under the SGER, established industrial facilities with GHG emissions above a certain threshold are required to reduce their emissions by 12 per cent below an average intensity baseline and a carbon levy of $15 per tonne is placed on emissions above this target. The changed regulations include an increase in the emissions reductions target to 15 per cent in 2016 and 20 per cent in 2017, along with an increase in the carbon levy to $20 per tonne in 2016 and $30 per tonne in 2017. Our Sundance and Sheerness

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power purchase arrangements are subject to this regulation. Our significant inventory of carbon offset credits are expected to mitigate the majority of these increased costs. The remaining compliance costs are expected to be recovered through increased market pricing and contract flow through provisions.

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Ravenswood: In late May 2015, the 972 megawatt Unit 30 at the Ravenswood Generating Station returned to service after a September 2014 unplanned outage which resulted from a problem with the generator associated with the high pressure turbine.

Corporate:

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Our Board of Directors declared a quarterly dividend of $0.52 per share for the quarter ending September 30, 2015 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $2.08 per common share on an annualized basis.

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Financing Activities: In May 2015, a newly formed financing trust (the Trust) issued US$750 million of 60-year junior subordinated trust notes to third party investors with a fixed interest rate of 5.625 per cent for the first ten years converting to a floating rate thereafter. The notes are callable at par beginning ten years following their issuance. All of the proceeds of the issuance by the Trust were loaned to us in US$750 million junior subordinated notes at a rate of 5.875 per cent which includes a 0.25 per cent administration charge. On a subordinated basis, the obligations of the Trust are guaranteed by TransCanada.

In July 2015, we issued $750 million of medium-term notes maturing on July 17, 2025 bearing interest at 3.30 per cent.

The net proceeds of these offerings will be used for general corporate purposes and to reduce short-term indebtedness which was used to fund a portion of our capital program and for general corporate purposes.

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Preferred Share Rate Reset and Conversion: In June 2015, Series 3 shareholders converted 5.5 million of our 14 million outstanding Series 3 Cumulative Redeemable First Preferred Shares on a one-for-one basis into Series 4 floating-rate Cumulative Redeemable First Preferred Shares. The rate on the Series 3 Shares was reset and they will now pay an annual fixed dividend rate of 2.152 per cent on a quarterly basis for the five-year period which began on June 30, 2015. The Series 4 Shares will pay a floating quarterly dividend for the same five-year period with the rate set for the first quarterly floating rate period (June 30, 2015 to but excluding September 30, 2015) at 1.945 per cent per annum and will be reset every quarter going forward.

Teleconference and Webcast:

We will hold a teleconference and webcast on Friday, July 31, 2015 to discuss our second quarter 2015 financial results. Russ Girling, TransCanada president and chief executive officer, and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 866.225.6564 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 7, 2015. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 5657146.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

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With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated July 30, 2015.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522